March 12, 2020

Tony Xu
Chief Executive Officer and Director
DoorDash Inc
303 2nd Street, South Tower, 8th Floor
San Francisco, California 94107

       Re: DoorDash Inc
           Draft Registration Statement on Form S-1
           Filed February 13, 2020
           File No. 377-03046

Dear Mr. Xu:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 filed February 13, 2020

Prospectus Summary
Overview, page 1

1. We note that you provide definitions of "individual customer accounts," "Dashers," and
       "individual Dasher accounts" in footnotes 1 through 3. Please revise your filing to provide more prominent placement of these definitions in your filing, including your disclosures that:

           "An individual consumer account is identified by a unique email address. If a consumer had accounts under two different email addresses, and such consumer completed orders using both accounts during the measurement period, such
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              consumer's activity would be counted as two separate consumers;"
and

              "An individual Dasher account is identified by a unique email address. If a Dasher had accounts under two different email addresses, and such Dasher delivered orders using both accounts during the measurement period, such Dasher's activity would be counted as two separate Dashers."

         As a related matter, you disclose that your local logistics platform includes approximately
         300,000 merchants, and you disclose in footnote 1 that this calculation is "[b]ased on the number of individual stores that have completed an order through DoorDash in the past month, measured as of September 30, 2019." Because you disclose elsewhere that you have partnered with national chains, please clarify whether "individual stores," and therefore "merchants," includes chain stores individually, or if chain stores are collectively counted as one "merchant."
2. We note your disclosure that you have "already started to serve merchants in other verticals, such as grocery and flowers, but [you] are still in the very early stages of expanding beyond food." To provide context for investors regarding your current growth into other verticals, please disclose an estimate of the number of merchants you serve in these other verticals for the periods presented in the filing, and the percentage of your total revenue attributable to these other verticals.
The Offering, page 12

3. Here and throughout your filing, you disclose that "the Capital Stock Conversion will occur immediately prior to the completion of this offering," but we cannot find in your filing where the term "Capital Stock Conversion" is defined. Please amend your filing to provide greater detail about the Capital Stock Conversion, including which shares will convert, the timing of the conversion, and any other relevant details. Risk Factors
Risks Related to Our Business
"Systems failures and resulting interruptions in the availability of our website . . .", page 24

4. We note your disclosure that you have experienced system failures and other events or conditions that interrupt the availability of your platform, and that you have in the past voluntarily provided credits to merchants, consumers, and Dashers to compensate for related harm. Please describe the circumstances of these past events, including the magnitude of the incidents and the consequences to your business, if material. Please also provide an estimate of the extent of your liability for credits voluntarily provided by you to compensate for related harm.
"We face certain risks associated with our pay model for Dashers. . .", page 25

5. We note your disclosure that "[yo]ur pay model for Dashers, particularly with respect to
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         gratuities for Dashers, has previously led, and may continue to lead, to negative publicity, lawsuits, and government inquiries." Please amend your filing to provide more detail regarding the specific aspects of your pay model, including those related to gratuities, that have caused this negative publicity and other issues, and whether and how you have addressed or plan to address them.
"If we fail to manage our growth effectively . . .", page 26

6. You disclose that "[you] have experienced rapid growth in [y]our headcount, the number of users on [y]our platform, [y]our geographic reach, and [y]our operations, and
         [you] expect to continue to experience growth in the future." Please define "headcount" as it relates to the growth in your platform. In this regard, you refer to merchants, consumers, and Dashers as your three key constituencies, but it is unclear whether headcount relates to one or more of these constituencies, or another metric you track.
"We have been subject to cybersecurity incidents . . .", page 29

7. We note your disclosure that you have previously experienced cybersecurity breaches and other instances, including in September 2019. Please describe the additional breaches and instances, if material. Please include a discussion of the magnitude of the September 2019 incident and other relevant incidents and their consequences, including steps you took to remediate the specific issues disclosed in your filing. Please discuss any related costs or other consequences to your business in your "Management's Discussion and Analysis of
         Financial Condition and Results of Operations," if applicable.
"We primarily rely on Amazon Web Services to deliver . . .", page 46

8. Please file your commercial agreement with AWS as an exhibit to your registration statement, or tell us why you do not believe you are required to do so. See Item
         601(b)(10) of Regulation S-K.
"Our amended and restated bylaws will designate . . .", page 63

9. We note your disclosure that "[i]f a court were to find the exclusive forum provision in
         [y]our amended and restated bylaws to be inapplicable or unenforceable in an action,
         [you] may incur additional costs associated with resolving the dispute in other jurisdictions." Please revise to more fully discuss whether and why there is any question as to whether a court would enforce this provision.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
78

FirstName note your references throughout the filing to your "Marketplace," including disclosure
10.    We LastNameTony Xu
       regarding total sales and orders on your Marketplace for the periods presented. However,
Comapany NameDoorDash Inc
       we were unable to find disclosure defining your "Marketplace" in your filing. In an
March appropriate place in your filing, please disclose the definition of Marketplace.
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11. Please address here the material challenges and risks to your business as you implement the material components of your growth strategy such as increasing merchant selection, cost-effectively attracting consumers, and enhancing your competitive position. Also discuss the material challenges and risks posed by relevant economic or industry-wide factors. Refer to Section III.A of Securities Act Release No. 33-8350 (Dec. 29, 2003). As
         a related matter, please describe any known trends or uncertainties that have had, or that you reasonably expect will have, a material favorable or unfavorable impact on revenue or results of operations. Refer to Item 303(a) of Regulation S-K and
Section III.B.3 of
         Release No. 33-8350.
12. We note your disclosure in your risk factor on page 25 that "[w]e have also launched, and may in the future launch, certain changes to the rates and fee structure for Dashers that utilize our platform, which may not ultimately be successful in attracting and retaining
         Dashers. For example, in September 2019, we implemented a change to our pay model which led to an increase in Dasher compensation and incentives and which may result in an increase to the fees we charge to consumers, which in turn could affect our ability to attract and retain consumers." Please provide more detail regarding the specific changes to your pay model, the impact on your business and operations related to this pay model change, and whether you expect to continue to change your pay model in the future.
Merchants, page 78

13. We note that you enter into contractual agreements with merchants and Dashers. In an appropriate place in your filing, please describe the material terms of your agreements with merchants and Dashers. For example, describe the typical length of these agreements, any terms related to termination of the agreements, etc. Please also discuss any known trends or uncertainties relating to these agreements that could reasonably have a material favorable or unfavorable impact on net revenue, including, but not limited to, the length of these agreements and any exclusivity or termination clauses, pursuant to
         Item 303(a)(3)(ii) of Regulation S-K.
Our Business Model, page 81

14. We note your disclosure that you "generate the substantial majority of [y]our revenue from commissions charged to merchants and fees paid by consumers for orders completed on [y]our Marketplace." Please disclose the percentage of your total revenue attributable to commissions from merchants and the percentage attributable to fees from consumers, respectively, for the periods presented. Please also disclose your other sources of revenue, and their respective percentages of total revenue.
15. With a view to understanding your business model, please amend your filing to provide more detail regarding how you generate revenue from fees paid by consumers. For example, disclose whether consumers pay flat fees or variable fees per order based on order total. In this regard, we note your disclosure on page 121 that your subscription service, DashPass, costs $9.99 for a monthly subscription fee, but it is unclear how
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         consumers who do not subscribe to DashPass are charged fees for your services.
Factors Affecting Our Performance
Cost-effectively attract consumers and increase their engagement, page 87

16. We note your disclosure that you offer certain promotions to drive consumer acquisition and activation, such as a $0 delivery fee and discounted delivery fees for a consumer's first month using DoorDash. We also note your disclosure elsewhere that you offer various incentives to Dashers, which are primarily recorded within Dasher payout and reduce revenue. In an appropriate place in your filing, please provide qualitative and quantitative disclosure discussing your reliance on these incentives, and the extent to which you will rely on these historical incentives in future periods.

         Please also explain how you measure the effectiveness of your Dasher and consumer acquisition efforts. In this regard, we note your disclosure on page 123 that you "closely manage [y]our acquisition efforts to ensure that each channel and initiative has a quantifiable return on investment within a reasonable window of time." Please clarify how you determine whether this return on investment demonstrates a successful acquisition effort.
17. We note your disclosure that "[c]onsumers that subscribe to DashPass have higher order frequency relative to non-subscribers." To provide context for this disclosure, please disclose the percentage of your total consumers that use DashPass compared to those that do not, and quantify the order frequency for DashPass and non DashPass consumers, respectively.
Business, page 106

18. Please provide support for the following statements, or characterize them as management's opinions or beliefs:

              "[c]onsumers value frictionless online shopping experiences and on-demand delivery and are willing to pay for these conveniences;"

              "[c]onsumers' expectations of ease and immediacy with every purchase has been a boon for some companies but damaging for many others, particularly local businesses;"

              "many local businesses lack the capabilities to reach today's consumers or deliver to consumers off-premise;" and
FirstName LastNameTony Xu
         "[t]he improving value proposition of local logistics platforms, including DoorDash,
Comapany with wider selection than ever before, increasing convenience, and lower consumer
          NameDoorDash Inc
March 12, 2020 have contributed to increasing off-premise consumption" (see page 114).
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Our Business, page 107

19. We note your disclosure that, "[i]n 2018, [you] generated Marketplace GOV of $2.8 billion, which represented less than one percent of the $287.6 billion off-premise spend at restaurants and other consumer foodservices in the United States during the same period."
         To provide context for investors, please define "off-premise spend," and discuss the extent to which it is comparable to your Marketplace GOV metric. Please also clearly disclose how this off-market spend "highlights the significant runway that [you] have in food alone," including an explanation of what is meant by "significant runway." Make conforming changes to your filing.
Why Merchants Win with DoorDash, page 111

20. We note your disclosure that you "offer [to merchants] additional business enablement services that solve challenges including insights and analytics, merchandising, payment processing, and customer support." In an appropriate place in your filing, please disclose how you charge merchants and generate fees for these additional services, and the percentage of your total revenue attributable to your offering of these additional services.
Our Opportunity, page 114

21. We note your disclosure that total consumers on your platform in Canada grew 195%
         year-over-year in September 2019, based on the number of individual consumer accounts that have completed an order on your Marketplace in Canada during the months of
         September 2018 and September 2019. To put this large growth percentage into context, please disclose the percentage of your total revenue attributable to your operations in
         Canada.
Our Growth Strategy, page 116

22. With a view to understanding how you measure your consumer engagement, please amend your filing to include a definition of "consumer wallet share." Because you disclose that you "expect to gain additional consumer wallet share" as you continue to add new categories beyond food, include a discussion of how and whether you currently measure consumer wallet share, and the measures of consumer wallet share for the periods presented. As a related matter, please define "churned" or "lapsed" consumers, disclosed on page 119, to provide context for how these terms relate to consumer engagement for merchants.
Our Offerings
Payment Processing, page 119

23. You disclose that "DoorDash handles payment acceptance from consumers, which means merchants do not need to be concerned with credit card authorization, chargebacks, or fraud." With a view to understanding your business model, please briefly describe how
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         you then remit payments to merchants and Dashers.
Non-GAAP Financial Measures, page 185

24. We note you reference this section of your filing in the footnotes on pages 16 and 77 for more information regarding the use of Non-GAAP measures and reconciliations to the most directly comparable financial measures calculated in accordance with GAAP, but your disclosure here does not include "Contribution Margin" and "Adjusted EBITDA
         Margin." Please advise.
25. Please remove the table presented on page 187 that adjusts Revenue to calculate
         Contribution Profit (Loss).
26. Please tell us why you believe Loss from operations is the most directly comparable
         GAAP measure to Contribution Profit (Loss) given the nature of the adjustments presented in the Non-GAAP reconciliation on page 188. Also, tell us if you consider this measure to be more akin to a measure of GAAP Gross profit or loss, regardless of the fact that you do not present this measure on the face of your consolidated statement of operations.
Operations and Support, page F-17

27. We note that you distinguish expenses between "Costs of Revenue" that are directly attributable to revenue, and "Operations and Support" which includes customer support, onboarding costs, local operations, technology platform infrastructure costs, and allocated overhead. Please tell us how you determined which costs are presented in each category, and how you concluded that the expenses presented in "Operations and Support" are not directly attributable to revenue and therefore required to be included in Cost of Revenue pursuant to Rule 5-03.2(a) of Regulation S-X. Please consider expanding your disclosure to clarify.
28. We note that technology platform infrastructure costs are included in "Operations and
         Support" and platform maintenance costs are included in "Research and Development."
         Please tell us how you distinguish between these costs and how you determined which costs are presented in each category.
General

29. Please supplementally provide us with copies of all written communications, as defined in
FirstName LastNameTony Xu
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf,
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       present to potential investors in reliance on Section 5(d) of the Securities Act, whether or
March not they retain 7
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        You may contact James Giugliano at (202) 551-3319 or Theresa Brillant at (202) 551-
3307 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley at (202) 551-2545 or Lilyanna Peyser at (202) 551-
3222 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:      Rezwan D. Pavri